UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	0-31927
CUSIP Number:	51807L101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LASERLOCK TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

3112 M Street NW
Address of Principal Executive Office (Street and Number)

WASHINGTON, DC 20007
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the accounting and reporting for certain activities and disclosures, and could not finalize the Form 10-Q in sufficient time to permit its filing within the prescribed time period without unreasonable expense and effort. The Registrant is working expeditiously to complete the Form 10-Q and expects that the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward Weisberger	(202)	400-3700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income of $3.6 million for the three months ended June 30, 2014 compared to a net loss of $10.7 million for three months ended June 30, 2013. This change was primarily due to an unrealized gain on the market value of certain of the Registrant’s outstanding warrants of $4.6 million as compared to a loss of $858,000 for the three months ended June 30, 2013.   The values of the warrants have decreased because the stock price has fallen and the difference between the warrant exercise price and the stock price has decreased. In addition, the loss for the three months ended June 30, 2013 was increased by stock based compensation of $7.9 million for the board of directors and the employees.

The Registrant expects to report net income of approximately $222,000 for the six months ended June 30, 2014 compared to a net loss of $27.6 million for six months ended June 30, 2013. This change was due partially to an unrealized loss on the market value of certain of the Registrant’s outstanding warrants of $12.8 million for the six months ended June 30, 2013 as compared to a gain of $3.4 million for the same period in 2014.  The values of the warrants have decreased because the stock price has fallen and the difference between the warrant exercise price and the stock price has decreased. In addition during this six months ended June 30, 2013, the Registrant had a loss on extinguishment of debt of $1.2 million, incurred an unrealized loss on the market value of warrants that were issued in excess of consideration for convertible preferred stock of $2,995,791, and stock based compensation of $7.9 million for the board of directors and the employees.

[Any other significant changes in the results of operations? If so, they should be described.]

LASERLOCK TECHNOLOGIES INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2014	By	/s/ Edward Weisberger
Edward Weisberger
Chief Financial Officer